BMC Fund, Inc.
CIK: 0000351786
File Number:  811-3150
For Period Ending 09/30/98

Sub-Item 77c:  Submission of matters to a vote of
                         security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held on July 25, 1998.

The following individuals were elected directors and all were in office at September 30, 1998:

Paul H. Broyhill
E. D. Beach
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Willard A. Gortner
Harry Heltzer
Allene B. Heilman
Gene A. Hoots
Michael G. Landry
Dolph W. von Arx

The firm of Deloitte & Touche was approved as auditors for the year ending March 31, 1999 with 4,781,691 affirmative votes and no negative votes.

Approved all actions of the Board of Directors for the fiscal year ended March 31, 1998 with 4,781,691 affirmative votes and no negative votes.